(Check One): ☐ Form 10-K ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12B-25 Commission File Number 0-27248 NOTIFICATION OF LATE FILING

For Period Ended: December 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

LEARNING TREE INTERNATIONAL, INC.

Full name of registrant

Former name if applicable

1805 Library Street, Reston, VA 20190

Address of principal executive office (STREET AND NUMBER)

PART II

RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Learning Tree International, Inc. (“Learning Tree”) requires additional time to prepare and file its Quarterly Report on Form 10-Q for its first quarter ended December 29, 2006 (the “Form 10-Q”). As announced in its Forms 8-K on November 14, 2006 and January 11, 2007, Learning Tree is restating its previously reported annual and quarterly consolidated financial statements for fiscal year ended September 30, 2005 and previously reported quarterly consolidated financial statements for fiscal year ended September 29,2006. As a result of this restatement Learning Tree has not yet filed its 2006 Annual Report on Form 10-K. Learning Tree has been delayed in filing the Form 10-Q for the quarter ended December 29, 2006, as its finance staff have been focused on completing the fiscal year 2006 Form 10-K during the period when they would have been normally preparing the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Nicholas R. Schacht	(703)	925-7744
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the fiscal year ended September 29, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As noted above, the previously reported consolidated financial statements for the three months ended December 30, 2005 are in the process of being restated. Learning Tree does not expect its previously reported revenues of $39.8 million for that period to change. The Company has not yet concluded on the effect of the restatement on its previously reported cost of revenues, operating expenses or net income for this same period.

Although the results of operations for the first quarter of fiscal year 2007 have not been completed for the reasons outlined above, Learning Tree currently anticipates that (i) revenues in this period will be approximately $42.5 to $43.0 million, an increase of approximately $3.0 million from revenues in the first quarter of fiscal year 2006.

The results of operations for the three months ended December 30, 2005 are subject to the completion of the restatement and the Company’s audit for fiscal year 2006. The quarterly results for the three months ended December 29, 2006 are subject to completion of the Company’s financial closing process and review by Learning Tree’s independent registered public accounting firm.

LEARNING TREE INTERNATIONAL, INC.
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	February 8, 2007	By:	/s/ Nicholas R. Schacht
		Name:	Nicholas R. Schacht
		Title:	Chief Executive Officer

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